Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
TECHPRECISION CORPORATION

TechPrecision Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST.   The Certificate of Incorporation of the Corporation is hereby amended by changing Section 5, so that, as amended, the first paragraph of said Section 5 shall be amended and restated as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is: Sixty Million (60,000,000). These shares shall be divided into two classes with 50,000,000 shares designated as common stock at $.0001 par value (the “Common Stock”) and 10,000,000 shares designated as preferred stock at $.0001 par value (the “Preferred Stock”).

SECOND.   At 11:59 p.m. on February 23, 2023 (the “Split Effective Time”), every four (4) issued and outstanding shares of the Corporation’s common stock, par value $.0001 per share, as of the date and time immediately preceding the Split Effective Time (the “Old Shares”), shall automatically be reclassified as and converted into one (1) validly issued, fully paid and non-assessable share of common stock of the Corporation (the “New Shares”) without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Further, every right, option and warrant to acquire Old Shares outstanding immediately prior to the Split Effective Time shall, as of the Split Effective Time and without any further action, automatically be reclassified into the right to acquire one (1) New Share for every four (4) Old Shares, but otherwise upon the terms of such right, option or warrant (except that the exercise or purchase price of such right, option or warrant shall be proportionately adjusted). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of common stock shall receive that number of New Shares based on the conversion ratio of their shares of Old Shares to New Shares set forth above, rounded up to the next whole share of common stock.

THIRD.   Each holder of record of a certificate which as of the last trading day preceding the Split Effective Time represents Old Shares (the “Old Certificates”) shall be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate (the “New Certificates”) representing the number of whole shares of common stock into and for which the shares formerly represented by such Old Certificates so surrendered are exchangeable. From and after the Split Effective Time, Old Certificates shall represent only the right to receive New Certificates pursuant to the provisions hereof.

FOURTH.   That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the above mentioned amendment to the Certificate of Incorporation and declaring said amendment to be advisable.

FIFTH.   That this amendment was duly authorized by the holders of a majority of the voting stock of the Corporation entitled to vote at a duly authorized meeting of the stockholders of the Corporation. Said amendment was duly adopted in accordance with the provisions of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 21st day of February, 2023.

TECHPRECISION CORPORATION

By:	/s/ Alexander Shen
Alexander Shen, Chief Executive Officer